UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                    March 2003

ASIA PACIFIC RESOURCES LTD.
(Name of Registrant)

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive offices)

1.  News Release: March 5, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F XXX                                      Form 40-F ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No xxx

This Form 6-K is incorporated by reference into the prospectus contained within our registration statement on Form F-3 as filed with the Securities and Exchange Commission on August 2, 2002 (SEC File No. 33-97663).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: March 7, 2003	By:	/s/ Doris Meyer

Doris Meyer
Assistant Corporate Secretary

News Release

Asia Pacific to Proceed with Mining Lease Application

(Toronto Canada March 5, 2003) Asia Pacific Resources announced that its subsidiary, Asia Pacific Potash Corporation (APPC), has formally notified the Government of Thailand, of its intention to apply for a Mining Lease for the Udon South potash deposit. The notification is required under APPC’s Concession Agreement for the Mining Area covering the deposit (formerly known as the “Somboon” deposit). This is the first of the two formal legal steps with the second being the full application for the Lease.

APPC will apply for a Mining Lease, as required, within the next 90 days. It is anticipated that the Mining Lease, when granted, will be for a term of 25 years. Allowing for time to develop the mine, processing plant and infrastructure, APPC expects that there will be approximately 22 years of mining, beginning with a first phase producing 1 million tones per annum followed by production of 2 million tones per annum. APPC will operate in accordance with best practices adopted from successful mining operations overseas to ensure the necessary high levels of environmental safeguards.

The Udon South deposit will produce potash and sell into the growing markets of South East Asia. By world standards, this potash deposit is very high grade, with low impurities, and it is situated at a relatively shallow depth. Its location provides for rail and road transport to users within Thailand as well as to coastal ports for shipment to major export markets.

Construction and operation of the mine will create jobs, royalties and other economic opportunities which will benefit not only the local areas of Udon, but, through taxes, export revenues and the replacement of imports, Thailand as a whole.

About Asia Pacific Resources Ltd. Asia Pacific Resources holds a 90% interest in Asia Pacific Potash Corporation, the company holding the concession covering the Udon South deposit. The remaining 10% interest in APPC is held by the Government of Thailand. Asia Pacific Resources’ shares are listed on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges under the symbol APQ and on the OTCBB under the symbol APQCF

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources Ltd.’s current expectations and beliefs and are subject to a number of risks and uncertainty that can cause actual results to differ materially from those described in the forward looking statements.

For further information, contact:

Forbes West at 416-203-2200 or 1-888-655-5532.

forbes@sherbournegroup.ca

www.apq-potash.com